Exhibit (n)

Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Senior Securities” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information, each dated April 10, 2023, and each included in the Registration Statement (Form N-2) of Pomona Investment Fund (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated May 31, 2022, with respect to the consolidated financial statements and financial highlights of Pomona Investment Fund included in the Annual Report to Shareholders (Form N-CSR) for the year ended March 31, 2022, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

April 10, 2023